UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

_______________________

SMITHFIELD FOODS, INC.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

832248 10 8

(CUSIP Number)

Michael Mayberry

Associate General Counsel

ContiGroup Companies, Inc.

277 Park Avenue

New York, NY 10172

(212) 207-5930

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

_______________________

January 29, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d1(e), 240.13d1(f) or 240.13d1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

832248 10 8		Page 2 of 7
SCHEDULE 13D

1		NAME OF REPORTING PERSONS ContiGroup Companies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,216,785
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,216,785
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,216,785
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14		TYPE OF REPORTING PERSON CO

832248 10 8	Page 3 of 7

1		NAME OF REPORTING PERSONS Paul J. Fribourg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,356
	8	SHARED VOTING POWER 10,216,785
	9	SOLE DISPOSITIVE POWER 1,356
	10	SHARED DISPOSITIVE POWER 10,216,785
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,218,141
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14		TYPE OF REPORTING PERSON IN

832248 10 8	Page 4 of 7

                                Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby amends the Schedule 13D originally filed by ContiGroup Companies, Inc., a Delaware corporation (“ContiGroup”), and Paul J. Fribourg (collectively, the “Reporting Persons”) on May 7, 2007 and amended by Amendment No. 1 thereto filed on October 17, 2007 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.50 per share (the “Common Stock”), of Smithfield Foods, Inc., a Virginia corporation (the “Company” or the “Issuer”).

Item 1.	Security and Issuer.

No material change.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

This Item 3 is hereby amended by adding the following at the end of such section:

“From October 23, 2007 through January 29, 2008, ContiGroup purchased an aggregate of 1,365,200 shares of Common Stock in the open market with available cash on hand pursuant to the 10b5-1 Plan.”

Item 4.	Purpose of Transaction.

No material change.

Item 5.	Interest in Securities of Issuer.

This Item 5 is hereby amended and restated in its entirety as follows:

“All calculations of percentage ownership in this Schedule 13D are based on a total of 134,299,204 shares of Common Stock outstanding as of November 30, 2007, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on December 7, 2007.

ContiGroup beneficially owns 10,216,785 shares of Common Stock (approximately 7.6% of the total number of shares of Common Stock outstanding). ContiGroup has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 10,216,785 shares of Common Stock.

Mr. Fribourg beneficially owns 1,356 shares of Common Stock (less than 0.1% of the total number of shares of Common Stock outstanding). Mr. Fribourg has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 1,356 shares of Common Stock. Mr. Fribourg may be deemed to share voting and investment power with respect to the shares of Common Stock owned

832248 10 8	Page 5 of 7

directly by ContiGroup by virtue of being the Chairman, Chief Executive Officer and President of ContiGroup. In addition, Mr. Fribourg is one of the co-trustees and in one case, a beneficiary, of various trusts established for the benefit of certain members of Mr. Fribourg’s family that collectively control a majority interest in ContiGroup. As a result, Mr. Fribourg may be deemed to beneficially own the shares directly owned by ContiGroup. Mr. Fribourg disclaims beneficial ownership with respect to the shares of Common Stock held directly by ContiGroup except to the extent of his pecuniary interest.

Except as set forth on Schedule A to this Schedule 13D, to the knowledge of the Reporting Persons, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by of the Reporting Persons.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.	Material to be Filed as Exhibits.

No material change.

832248 10 8	Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:	January 31, 2008

         ContiGroup Companies, Inc.

/s/ Paul J. Fribourg

By:	Paul J. Fribourg
Its:	Chief Executive Officer and President

/s/ Paul J. Fribourg

Paul J. Fribourg

832248 10 8	Page 7 of 7

Schedule A

Transactions in Smithfield Foods, Inc. Common Stock

DATE	BUY or SELL	SHARES	PRICE
1/3/08	B	2,400	27.48
1/4/08	B	75,000	26.95
1/7/08	B	85,200	26.54
1/8/08	B	50,000	26.81
1/9/08	B	66,000	27.10
1/10/08	B	45,000	27.04
1/11/08	B	37,500	26.64
1/14/08	B	47,500	26.38
1/15/08	B	75,000	25.71
1/16/08	B	50,000	25.22
1/17/08	B	50,000	25.03
1/18/08	B	75,000	25.01
1/22/08	B	60,000	25.00
1/23/08	B	70,000	24.37
1/24/08	B	50,000	24.67
1/25/08	B	45,000	24.48
1/28/08	B	75,000	25.89
1/29/08	B	51,600	26.62